UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Boise Cascade Company

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

09739D100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09739D100		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Boise Cascade Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,785,938 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,785,938 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,785,938 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Item 4)

12	Type of Reporting Person (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of November 13, 2013 as disclosed in Boise Cascade Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2013.

CUSIP No. 09739D100		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Forest Products Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,785,938 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,785,938 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,785,938 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Item 4)

12	Type of Reporting Person (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of November 13, 2013 as disclosed in Boise Cascade Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the Commission on November 14, 2013.

CUSIP No. 09739D100		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Madison Dearborn Capital Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,785,938 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,785,938 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,785,938 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Item 4)

12	Type of Reporting Person (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of November 13, 2013 as disclosed in Boise Cascade Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the Commission on November 14, 2013.

CUSIP No. 09739D100		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Madison Dearborn Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,785,938 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,785,938 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,785,938 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Item 4)

12	Type of Reporting Person (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of November 13, 2013 as disclosed in Boise Cascade Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the Commission on November 14, 2013.

CUSIP No. 09739D100		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Madison Dearborn Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,785,938 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,785,938 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,785,938 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Item 4)

12	Type of Reporting Person (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of November 13, 2013 as disclosed in Boise Cascade Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the Commission on November 14, 2013.

CUSIP No. 09739D100		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Paul J. Finnegan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,785,938 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,785,938 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,785,938 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Item 4)

12	Type of Reporting Person (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of November 13, 2013 as disclosed in Boise Cascade Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the Commission on November 14, 2013.

CUSIP No. 09739D100		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Samuel M. Mencoff

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,785,938 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,785,938 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,785,938 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Item 4)

12	Type of Reporting Person (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of November 13, 2013 as disclosed in Boise Cascade Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the Commission on November 14, 2013.

CUSIP No. 09739D100		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Thomas S. Souleles

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,785,938 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,785,938 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,785,938 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Item 4)

12	Type of Reporting Person (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of November 13, 2013 as disclosed in Boise Cascade Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the Commission on November 14, 2013.

Item 1(a)	Name of Issuer: Boise Cascade Company (the “Company”)
Item 1(b)	Address of Issuer’s Principal Executive Offices: The Company’s principal executive offices are at 1111 West Jefferson Street, Suite 300; Boise, Idaho 83702-5389.

Item 2(a)

Name of Person Filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:  Boise Cascade Holdings, L.L.C. (“BC Holdings”); Forest Products Holdings, L.L.C. (“FPH”); Madison Dearborn Capital Partners IV, L.P. (“MDCP IV”); Madison Dearborn Partners IV, L.P. (“MDP IV”); Madison Dearborn Partners, L.L.C. (“MDP”); Paul J. Finnegan; Samuel M. Mencoff; and Thomas S. Souleles (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2014, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is c/o Madison Dearborn Partners, LLC, 70 W. Madison Street, Suite 4600; Chicago, Illinois  60602.

Item 2(c)	Citizenship: BC Holdings, FPH, MDCP IV, MDP IV and MDP were organized under the laws of the State of Delaware. Messrs. Finnegan, Mencoff and Souleles are citizens of the United States.
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e)	CUSIP Number: 09739D100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).
Not applicable.

CUSIP No. 09739D100	13G

Item 4	Ownership:
(a)

Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own 7,785,938 shares of Common Stock directly held by BC Holdings.  FPH holds a majority of the voting common units of BC Holdings and has the right to appoint a majority of the members of the board of directors of BC Holdings.  MDCP IV is the controlling equityholder of FPH.   MDP IV is the general partner of MDCP IV.  MDP is the general partner of MDP IV.  Messrs. Finnegan and Mencoff are the sole members of a limited partner committee of MDP IV that has the power to dispose of the equity units held by MDCP IV.  Mr. Souleles is the managing director of MDP.  Each of Messrs. Finnegan, Mencoff and Souleles are also investors in MDP IV and/or MDCP IV.  As a result of these relationships, each Reporting Person has shared voting and dispositive power with respect to the shares of Common Stock directly held by BC Holdings.

(b)

Percent of class:

In the aggregate, the Reporting Persons beneficially own 7,785,938 shares of the Common Stock, or 19.8% of the total number of shares outstanding, by virtue of the 7,785,938 shares of Common Stock directly held by BC Holdings.

All percentages calculated in this Schedule 13G are based upon an aggregate of 39,365,350 shares of Common Stock outstanding as of November 13, 2013 as disclosed in the Company’s Annual Report on Form 10-Q filed on November 14, 2013.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
(ii) Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:
Not Applicable.

CUSIP No. 09739D100	13G

Item 10	Certification:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2014

By:	/s/ Paul J. Finnegan
Name:	Paul J. Finnegan

By:	/s/ Samuel M. Mencoff
Name:	Samuel M. Mencoff

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles

[Signature Page to Schedule 13G]

BOISE CASCADE HOLDINGS, L.L.C.

By:	/s/ John T. Sahlberg
Name:	John T. Sahlberg
Its:	Senior Vice President, Human Resources & General Counsel

FOREST PRODUCTS HOLDINGS, L.L.C.

By:	/s/ John T. Sahlberg
Name:	John T. Sahlberg
Its:	Senior Vice President, Human Resources & General Counsel

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

[Signature Page to Schedule 13G]

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Boise Cascade Company may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 13, 2014

By:	/s/ Paul J. Finnegan
Name:	Paul J. Finnegan

By:	/s/ Samuel M. Mencoff
Name:	Samuel M. Mencoff

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles

[Signature Page to Exhibit A to Schedule 13G]

BOISE CASCADE HOLDINGS, L.L.C.

By:	/s/ John T. Sahlberg
Name:	John T. Sahlberg
Its:	Senior Vice President, Human Resources & General Counsel

FOREST PRODUCTS HOLDINGS, L.L.C.

By:	/s/ John T. Sahlberg
Name:	John T. Sahlberg
Its:	Senior Vice President, Human Resources & General Counsel

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

[Signature Page to Exhibit A to Schedule 13G]